SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

LCC International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

501810 10 5

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajendra Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 4,527,575 shares of Class A Common Stock*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,527,575 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,527,575 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 4,427,577 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 68.5% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neera Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 4,527,575 shares of Class A Common Stock*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,527,575 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,527,575 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 4,427,577 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 68.5% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cherrywood Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 4,427,577 shares of Class A Common Stock*
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 4,427,577 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,427,577 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%**
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 68.4% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telcom Ventures, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 4,427,577 shares of Class A Common Stock*
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 4,427,577 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,427,577 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%**
12	TYPE OF REPORTING PERSON (See Instructions) OO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 68.4% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RF Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 4,427,577 shares of Class A Common Stock*
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 4,427,577 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,427,577 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%**
12	TYPE OF REPORTING PERSON (See Instructions) OO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 68.4% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No 501810 10 5	SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

LCC International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7925 Jones Branch Drive
McLean, Virginia 22102

Item 2.	(a)	Name of Persons Filing:

Rajendra Singh
Neera Singh
Cherrywood Holdings, Inc.
Telcom Ventures, L.L.C.
RF Investors, L.L.C.

Rajendra and Neera Singh are husband and wife. Cherrywood Holdings, Inc., Telcom Ventures L.L.C. and RF Investors, L.L.C. are controlled by Rajendra and Neera Singh.

(b)	Address of Principal Business Office or, if none, Residence:

Same address for each filing person:
201 North Union Street
Suite 360
Alexandria, Virginia 22314

(c)	Citizenship:

Rajendra Singh - United States
Neera Singh - United States
Cherrywood Holdings, Inc. - a Kansas corporation
Telcom Ventures, L.L.C. - a Delaware limited liability company
RF Investors, L.L.C. - a Delaware limited liability company

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number:

501810 10 5

CUSIP No 501810 10 5	SCHEDULE 13G

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

As of December 31, 2005:

(a)	Amount beneficially owned:

Rajendra and Neera Singh beneficially own in the aggregate 4,527,575 shares of Class A Common Stock. These shares consist of (i) 40,000 shares of Class A Common Stock held by Rajendra and Neera Singh, (ii) 59,998 shares of Class A Common Stock that may be acquired within 60 days pursuant to options granted to Rajendra and Neera Singh under the Issuer’s Employee Stock Option Plan and (iii) 4,427,577 shares of Class B Common Stock of the Issuer held by RF Investors, L.L.C., which may be converted into an equal number of shares of Class A Common Stock within 60 days.

Telcom Ventures, L.L.C., through its control of RF Investors, L.L.C., also may be deemed to beneficially own the 4,427,577 shares of Class B Common Stock held by RF Investors, L.L.C. Cherrywood Holdings, Inc., through its control of Telcom Ventures L.L.C., also may be deemed to beneficially own the 4,427,577 shares of Class B Common Stock held by RF Investors, L.L.C.

Rajendra and Neera Singh and certain Singh Child Family Trusts own all of the outstanding capital stock of Cherrywood Holdings, Inc.  Cherrywood Holdings, Inc., in turn, owns 100% of the equity interests of Telcom Ventures, L.L.C. with respect to Telcom Ventures, L.L.C.’s investment in RF Investors, L.L.C. Telcom Ventures, L.L.C. owns 99.248% of the equity interests of RF Investors, L.L.C. The remaining 0.752% of the equity interests of RF Investors, L.L.C. are owned by Cherrywood Holdings, Inc.

Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for a shareholder vote. The Class B Common Stock votes together with the Class A Common Stock on all matters presented for a shareholder vote. Accordingly, Rajendra Singh and Neera Singh, through their control of Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C., have 68.5% of the combined voting power of the Issuer’s Class A and Class B Common Stock.

CUSIP No 501810 10 5	SCHEDULE 13G

(b)	Percent of class of Class A Common Stock:

Rajendra and Neera Singh beneficially own in the aggregate 18.1% of the Class A Common Stock, which includes the 17.8% of the Class A Common Stock beneficially owned by Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C.

See Item 4(a) regarding Class B Common Stock ownership and the resulting voting power of Rajendra and Neera Singh.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

Not applicable

(ii)	Shared power to vote or to direct the vote:

Rajendra and Neera Singh share the power to vote 4,527,575 shares of Class A Common Stock, which includes the 4,427,577 shares of Class A Common Stock beneficially owned by Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C. that may be acquired upon the conversion of an equal number of shares of Class B Common Stock.

See Item 4(a) regarding Class B Common Stock ownership.

(iii)	Sole power to dispose or direct the disposal of:

Not applicable

(iv)	Shared power to dispose or direct the disposal of:

Rajendra and Neera Singh share the power to dispose 4,527,575 shares of Class A Common Stock, which includes the 4,427,577 shares of Class A Common Stock beneficially owned by Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C. that may be acquired upon the conversion of an equal number of shares of Class B Common Stock.

See Item 4(a) regarding Class B Common Stock ownership.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

CUSIP No 501810 10 5	SCHEDULE 13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as set forth in this Amendment No. 10 to Schedule 13G, no person owns more than 5% on behalf of another person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

                       Not applicable

CUSIP No 501810 10 5	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13G is true, complete and correct.

Dated: February 14, 2005

RAJENDRA SINGH

/s/	Rajendra Singh

Rajendra Singh

NEERA SINGH

/s/ Neera Singh

Neera Singh

CHERRYWOOD HOLDINGS, INC.

By:	/s/ Rajendra Singh

Name: Rajendra Singh

Title: President

TELCOM VENTURES, L.L.C.

By:	/s/ Rajendra Singh

Name: Rajendra Singh

Title: President

RF INVESTORS, L.L.C.

By:	/s/Rajendra Singh

Name: Rajendra Singh

Title: President